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                           August 21, 2023

       Ming Zhao
       Chief Executive Officer
       PROVEN Group, Inc.
       7901 4th St N, Suite 4916
       St. Petersburg, Florida 33702

                                                        Re: PROVEN Group, Inc.
                                                            Post-Qualification
Amendment to
                                                            Form 1-A
                                                            Filed August 10,
2023
                                                            File No. 024-11569

       Dear Ming Zhao:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jeanne Campanelli